Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 13, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:     XSInventory

            Your Letter of February 25, 2005

            Form SB-2, Amendment Filed on 2/1/2005

            File No. 333-118632

            Third Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated February 25, 2005 in reference to our filing of Amendment No. 2 to Form SB-2 filed on February 1, 2005 on behalf of XSInventory, your File No. 333-118632.

General

1. Provide a current consent in any amendment, and provide the updated audited financial statements as required by Item 310(g) of Regulation S-B.

Response:

We have updated the audited financial statements in our filing, and where appropriate, throughout the document, have amended our prior filing. Additionally, we have provided an updated consent to our filing and the unaudited financial statements for the period ending March 31, 2005.

Prospectus Cover Page

2. We note that this is a "minimum or maximum" or "part or none" offering. When discussing the effects of the offering on the prospectus cover page, it is not appropriate to include disclosure regarding the "middle" amount. Please revise.

Response:

We have amended the prospectus cover page to reflect the removal of the "middle" amount as requested.

3. You should delete the last phrase of the sentence concerning the segregated account that begins with the words, "in that we have a Series 63..."

Response:

We have deleted the last phrase of the second paragraph of the prospectus cover page, as requested.

4. Please create a risk factor explaining the risks regarding the segregated account arrangement. This risk factor should state that because the funds are being placed in this account rather than an escrow account, creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. You should state that investors would lose aI1 or part of their investments if this happened, regardless of whether or not the offering closes.

Response:

We have added the following risk factor at the end of our existing risk factors:

As a result of our placing your invested funds into a segregated account as opposed to an escrow account, the funds are subject to attachment by creditors of the company, thereby subjecting you to a potential loss of the funds.

Because the funds are being placed in a segregated account rather than an escrow account, creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Investors would lose aI1 or part of their investments if this happened, regardless of whether or not the offering closes.

Summary, page 1

5. On page 6, you state that even if you sell all the securities offered, the majority of the proceeds of the offering will go to pay your two current employees. Please disclose this in the second paragraph of the summary.

Response:

We have added the following sentence to the second paragraph of page 6:

Even if we sell all the securities offered, the majority of the proceeds of the offering will go to pay our two current employees.

Use of Proceeds, page 1

6. Quantify the offering expenses here.

Response:

We have revised the summary on page 6 to reflect the offering expenses.

Risk Factors, page 3

7. You state in the third risk factor regarding your founder's lack of experience that you intend to hire when you are sufficiently capitalized. Clarify here that the offering will not sufficiently capitalize your company and that future offerings will be necessary to sufficiently capitalize your company.

Response:

We have changed the risk factor on page 3, as follows:

As a result of our reliance on Mr. Evangelista, and his lack of experience in operating a public company or framing an online sales business, our investors are at risk in losing their entire investment. Although Mr. Evangelista intends to hire personnel in the future, when sufficiently capitalized, who may have the experience required to manage our company, such management is not anticipated until the occurrence of future financing. Since this offering will not sufficiently capitalize our company, future offerings will be necessary to sufficiently capitalize our company. Until such future offering occurs, and until such management is in place, we are reliant upon Mr. Evangelista to make the appropriate management decisions.

8. We note your response to comment 4. Please revise risk factor 10 to relocate the auditor related disclosure to risk factor 1 and revise the subheading to risk factor 1 to include a statement that "your auditors have raised a substantial doubt about your ability to continue as a going concern." Also, we note your statement that if you "are unable to continue as a going concern, it is likely that you will lose your investment." Unless there is a scenario where investors will not completely lose their investment when you cease being a going concern, please revise the noted statement to remove the word "likely." Likewise, in numerous places throughout the risk factors section and the rest of the prospectus, you state that investors could or may lose their investments if the risks come to fruition. You should change could or may to will in these circumstances.

Response:

We have amended the first risk factor as follows:

We are a development stage company organized in September 2002 and have commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or sell any significant amount of products, thus potential investors have a high probability of losing their investment. Additionally, our auditor's report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

We were incorporated in September of 2002 as a Nevada corporation. As a result of our start-up operations we have; (i) generated minimal revenues from operations, approximately $49,542, (ii) accumulated deficits of $71,927 for the period ended December 31, 2004 and $83,896 for the period ended March 31, 2005, and (iii) we have incurred losses of $44,000 and $11,969 for the periods ended December 31, 2004 and March 31, 2005 respectively, and have been focused on organizational and start-up activities since we incorporated. Although we have established a distribution plan and commenced the sale of inventory through the online auction platform of eBay, there is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our products, the level of our competition and our ability to attract and maintain key management and employees. Additionally, our auditor's report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Additionally, we have revised other risk factors to remove the words likely where appropriate.

9. In risk factor 9, we note your statement that you believe you may be able to generate positive feedback from your sales and accomplish other things. State here that you may not be successful in doing these things.

Response:

We have added the last sentence to risk factor 9.

About This Prospectus, page 8

10. You state that you will offer securities only in jurisdictions where offers and sales are permitted. Please expand this disclosure to state in what jurisdictions offers and sales will not be permitted.

Response:

Although we have amended the referenced paragraph in the section entitled "About this Prospectus," supplementally, we have not determined the status of jurisdictions in which we intend to sell the securities, other than the State of Nevada.

Available Information, page 8

11. You state that you will be filing periodic and current reports under Section 13 of the Securities Act. Your reference should be to Section 13(a) of the Exchange Act. Please revise.

Response:

We have revised the reference to Section 13 to 13(a) of the Exchange Act.

Use of Proceeds, page 9

12. We note that you have not allocated any funds to your non-offering legal expenses until you are able to raise $67,500 in this offering. Please revise to clarify how you will prepare your required periodic reports if you raise less than the middle amount. We note that you have allocated up to $17,500 for this purpose. It appears this amount should be in the table no matter how much money you raise, since you will have to file these reports regardless of the proceeds amount.

Response:

Supplementally, the law firm handling this filing has agreed to accrue the liability for such filing until such time as we have sufficient capital from raised capital or revenues to cover such costs.

13. We note your disclosure that the "Subscription Processing" will be $600 if the minimum or middle amount is raised. Please revise to reconcile that with exhibit 10.5 which states that Ms. Amigone "will pro rate the difference between the" minimum and maximum based on the funds raised.

Response:

Exhibit 10.5 has been revised and re-filed to reflect the change.

14. It is not clear how you plan to expend the proceeds on your inventory if you raise between the minimum and middle amounts. Considering your primary source of revenues is the sale of your inventory, please revise to clarify how inventory spending will increase as offering proceeds increase.

Response:

We have revised our salaries and inventory allocations to reflect our utilization of raised funds for inventory. Please refer to the Allocation of Proceeds.

Plan of Distribution, page 12

15. On page 13, we note your statement that your "arrangement with Ms. Amigone" consists of her providing a separate account to hold the funds until the minimum criteria is met. Exhibit 10.5 does not include any discussion of the separate account. Please revise to clarify if the arrangement is evidenced by a document, and if so, please file such document with your next amendment.

Response:

Please refer to our revised Exhibit 10.5.

Directors, Executive Officers, Promoters and Control Persons, page 14

16. Please revise to disclose the period that Gisela DeMint has been employed by your company.

Response:

We have revised the disclosure to include her employment from March 7, 2003.

Description of Business, page 20

17. Please revise to discuss the average amount of items you have up for bidding in any given period. Also, discuss the typical mark-up you are able to enjoy employing your current method of distribution.

Response:

We have added the last paragraph of the paragraph entitled Overview under Description of Business.

18. On page 23, we note your disclosure of the listing fees as of 2003. If possible, please provide the most recent listing fee structure.

Response:

We have revised the Basic Listing Fees to update through current fee structure of 2005.

19. We note your statement that your "customer response program consist of evaluating the feedback received by other sellers." Please revise to elaborate on the "feedback" you evaluate and how such efforts are a viable marketing strategy. Also, clarify whether you limit the "other sellers" to those that sell similar products to yours.

Response:

We have elaborated on the usefulness of the eBay feedback program in the Description of Business - Marketing Strategy.

20. We note your statement that other sellers ship their products in 30 days, while you only ship in three days, is based on your personal experience. Please clarify if the sellers that ship products after 30 days are selling similar products to yours. Since this is based on your own experience, please provide the proportion of sellers that have shipped after 30 days of receiving an order.

Response:

We have revised the last sentence of Description of Business - Marketing Strategy to quantify the response requested.

21. We note your intellectual property consist of your name, "domain name," and client list. It does not appear that you have a website. Please revise to disclose your domain name. Please revise to explain why your client list is included in this subsection. Do you typically get repeat customers?

Response:

We have deleted the reference to Intellectual Property. Supplementally, yes we do have repeat customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

22. We reissue comment 23.

Response:

We have revised the chart in reference to the above comment, also providing an update on the financial information contained.

Plan of Operation

23. Please revise to delete the first two paragraphs in this subsection as they are repetitive of your business disclosure.

Response:

We have deleted the first two paragraphs per your request.

Factors that May Affect the Company's Future Operating Results, Page 31

24. We note your response to comment 29. We note your statement that "[t]o achieve profitable operations, we alone or with others, must successfully establish methods of acquiring products for resale … " Please revise to clarify the noted statement. If true, please revise to clearly state that you have no intention of merging, acquiring, or forming a business combination with any other entity.

Response:

We have revised the sentence to read as follows:

To achieve profitable operations, we must successfully establish methods of acquiring products for re-sale which can be purchased at significantly discounted prices, enabling us to introduce and market the products at competitive prices.

Additionally, we have no intention of merging, acquiring, or forming a business combination with any other entity.

Report of Independent Registered Public Accounting, Firm, page F-l,

25. We note the statement that management's plan regarding the going concern is "described in Note 4." Supplementally, please cite the language in Note 4 that describes "management's plan" to deal with your going concern issue.

Please note that as a result of the additional financial statements and the audits thereof, the Report of Independent Registered Public Accounting, Firm, page F-1 has been revised.

Financial Statements

Note 1-Inventory, page F-6

26. We note your discussions in the ""Business" section, on page 20, that you purchase products from companies who are liquidators of other Companies' inventories or who have purchased inventories as a result of a bankruptcy or insolvency liquidation. Please revise to include such description/nature of your inventory in your notes to financial statements to enhance the reader's understanding.

Response:

We have revised the Note 1 - Inventory to include a description/nature of our inventory.

Exhibits

27. We note that exhibits 3(i)(a), 10.3, 10.5, and 23.2 are not executed. Please file executed agreements.

Response:

We have filed the fully executed agreements.

28. We note your disclosure on page 33 that Mr. Evangelista executed a lock up agreement controlling 1,520,000 shares. Exhibit 10.1 only covers 950,000 shares. Please revise to reconcile.

Response:

Mr. Evangelista has amended his agreement, which has been filed as Exhibit 10.1a.

29. We note that paragraph 6(a) of your subscription agreement requires investors'
acknowledgment that they have "read and understand" your prospectus. Please revise to remove that representation.

Response:

We have revised the subscription agreement by removing the acknowledgment that the investors have "read and understand" the prospectus.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein